

Mail Stop 4561

November 25, 2015

Richard A. Bergman
President and Chief Executive Officer
Synaptics Incorporated
1251 McKay Drive
San Jose, California 95131

>   **Re: Synaptics Incorporated**
>   **Form 10-K for the Fiscal Year Ended June 27, 2015**
>   **Filed August 25, 2015**
>   **File No. 000-49602**

Dear Mr. Bergman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 27, 2015

Business

Customers, page 10

1.   You disclose here that sales to Samsung Digital and its affiliates, Sanshin, Sharp and Fuhrmeister Electronics each accounted for 10% or more of your net revenue in fiscal 2015. In future filings, please specify the percentage of your total net revenue that is attributable to each 10% or greater customer. Additionally, you disclose on page F-31 that sales to one of the above customers accounted for 18%, 28% and 14% of your total net revenue for fiscal 2015, 2014 and 2013, respectively. We note from your prior filings that this customer appears to be Samsung Digital. Tell us what consideration you have given to providing a more particularized summary of the material terms of your relationship with this customer, beyond the general description of your relationships with

OEM customers already provided. Tell us also what consideration you have given to filing any material agreement(s) with this customer. See Items 101(c)(1)(vii) and 601(b)(10) of Regulation S-K.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

2.   We note from the disclosures in Exhibit 99.1 to the Form 8-K/A filed on November 5, 2014 that Renesas SP Drivers, Inc. ("RSP") utilized distributors for a large percentage of its sales. We further note that such arrangements contained acceptance provisions, which appeared to impact the timing of revenue recognition. Please clarify whether the company retained the distributor relationships and related terms upon the acquisition of RSP. If so, tell us what impact, if any, these arrangements have on your revenue recognition policy and explain what consideration was given to incorporating the key provisions of such arrangements into your policy disclosures. In addition, to the extent that you continue to have significant sales through distributors, tell us whether you offer your distributors any concessions such as rights of return, price protection, rotation rights, etc. and if so, describe your accounting for such rights.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Katherine Wray, Attorney-Advisor, at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: John McFarland, Synaptics Incorporated